EXHIBIT 99.1

Maxeon Solar Technologies Announces Nasdaq Notification of Non-Compliance
Regarding Delayed Form 20-F Filing

and

Rescheduling of Release of Financial Results for Fourth Quarter, Fiscal Year 2023 and First Quarter 2024

SINGAPORE, May 22, 2024 /PRNewswire/ -- Maxeon Solar Technologies, Ltd. (NASDAQ: MAXN) (the “Company”), a global leader in solar innovation and channels, announced that on May 17, 2024, it received a notice of non-compliance (the “Notice”) from the Nasdaq Global Select Market (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (“Listing Rule”) because the Company did not timely file its annual report for the fiscal year ended December 31, 2023 on Form 20-F (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”).

The Notice indicated that, consistent with Nasdaq rules for continued listing, the Company has 60 calendar days from the date of the Notice, or until July 16, 2024, to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company an exception of up to 180 calendar days from the due date of the Annual Report, or November 11, 2024, to regain compliance. If Nasdaq does not accept the plan, the Company will have the opportunity to appeal the decision to a hearings panel under Nasdaq Listing Rule 5815(a).

The Notice has no immediate effect on the listing of the Company’s ordinary shares on the Nasdaq Capital Market. The Company is working diligently to file the Annual Report before the compliance plan is due on July 16, 2024, or alternatively, will submit to Nasdaq a plan to regain compliance on or before July 16, 2024, as required by the Notice.

The Company today also announced it will postpone for a second time the release of its Fourth Quarter, Fiscal Year 2023 and First Quarter 2024 Financial Results, previously scheduled for May 23, 2024 U.S. ET / May 23, Singapore Time, to May 30, 2024. The additional time is necessary to complete the Company’s preparation of its annual and quarterly reports and to provide the market with a comprehensive business update.

The earnings press release and supplemental financial information will be available on the Investor Relations section of Maxeon's website at: https://corp.maxeon.com/investor-relations. The Company will also hold a conference call on May 30, 2024, at 8:00 AM U.S. ET / May 30, at 8:00 PM Singapore Time, to discuss results and provide an update on the business.

The live conference call, participants must first register here, where a dial-in number will be provided.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,650 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® branded solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information visit us at www.maxeon.com, on LinkedIn and Twitter.

©2024 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

SOURCE Maxeon Solar Technologies, Ltd.

For further information: For further information: Investor: Robert Lahey, Robert.Lahey@maxeon.com, +1 (626) 884-4756; Media: Forrest Monroy, forrest.monroy@maxeon.com or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205

Forward-Looking Statements

Some of the statements contained in this press release include or may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future. The forward-looking statements contained in this press release are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that we have anticipated. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. All statements other than statements of historical fact may be forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “forecast,” “outlook,” “aim,” “target,” “will,” “could,” “should,” “may,” “likely,” “plan,” “probably” or similar words may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements contained in this press release include, but are not limited to, statements about the ability of the Company to comply with the Nasdaq listing rules.

While forward-looking statements reflect the Company’s good faith beliefs, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. For a further discussion of these and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section “Risk Factors” of the Form 20-F most recently filed by the Company with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company.